Algonquin Power & Utilities Corp. 354 Davis Rd, Suite 100 Oakville, Ontario, Canada L6J 2X1
October 18, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, DC 20549

Attention: Robert Babula, Staff Accountant
Gus Rodriguez, Branch Chief

Re: Algonquin Power & Utilities Corp.
Form 40-F for the Fiscal Year Ended December 31, 2021
Filed March 4, 2022
File No. 001-37946
Ladies and Gentlemen:
Set forth below in this letter are the responses of Algonquin Power & Utilities Corp. (the “Company”) to the comments of Staff of the Securities and Exchange Commission contained in the letter dated October 4, 2022 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2021, filed on March 4, 2022 via EDGAR.
The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and the comments of Staff are reproduced in bold, italicized text below, followed by the applicable responses.
Form 40-F for the Fiscal Year Ended December 31, 2021
Exhibit 99.2

3. Business Acquisitions and development projects

1.
We note you completed several acquisitions including your most recent acquisition of New York American Water Company, Inc. Revise to disclose the information required by ASC 805-10-50-2(h)(1) through (h)(4). If disclosure of this information is impracticable, please disclose that fact as well as why the disclosure is impracticable.

Response:

As you correctly noted, effective January 1, 2022, the Company acquired New York American Water Company, Inc (“NY Water”). In addition, during the year ended December 31, 2020, the Company acquired Ascendant Group Limited (“Ascendant”) and a majority ownership stake in Empresa de Servicios de Los Lagos S.A. (“ESSAL”).

Pursuant to Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, an acquirer is required to disclose certain information to enable users of its financial statements to evaluate the nature and financial effect of business combinations that occur during the reporting period. Per ASC 105-10-05-6, “…The provisions of the Codification need not be applied to immaterial items.” Accordingly, management evaluated the materiality of each acquisition on a standalone basis, considering both qualitative and quantitative factors. The Company’s disclosure framework is based on assessing the materiality and applicability of each individual requirement within ASC 805-10-50. The Company relies on the guidance in Staff Accounting Bulletin (“SAB”) Topic 1.M, “Materiality,” which states that the focus of the materiality evaluation should be “the significance of an item to users of a registrant’s financial statement” and whether “there is a substantial likelihood that a reasonable person would consider it important.” We acknowledge the materiality guidance required for ASC 805-10-50-2(h) disclosures differs from that in the significance test performed for purposes of presenting pro forma financial information under Article 11 of Regulation S-X.

Ascendant and ESSAL, combined, represented approximately 6% of the Company’s total assets, as of December 31, 2020. Revenues and earnings since acquisition dates represented approximately 2% and 1%, respectively of the Company’s consolidated revenue and net earnings for the year then ended. Revenue and net earnings of Ascendant and ESSAL for the twelve months ended December 31, 2021 are included in the Company’s consolidated statement of operations for the year then ended. Due to the timing of the acquisition of NY Water which occurred after the balance sheet date, the Company had not completed the fair value measurements when its 2021 financial statements were issued. In particular, the Company did not have the necessary information for the valuation of property, plant and equipment, regulatory assets and liabilities and deferred income taxes. The investment in NY Water would have represented approximately 3% of total consolidated assets of the Company as of December 31, 2021, while revenue and net earnings for the year ended December 31, 2021, prior to acquisition in 2022, would have been approximately 5% and 5%, respectively, of the Company’s consolidated revenue and net earnings. The Company considered qualitative factors in determining whether the acquisitions were material under the applicable accounting rules, including the fact that these acquisitions fall within the Company’s existing lines of business, rolling up within the Company’s existing regulated operating unit. In light of the foregoing, the Company concluded that these business acquisitions were not quantitively or qualitatively material individually or in aggregate. In addition, it would not have been prudent to disclose pro-forma information for NY Water when the purchase price allocation had not been determined. As a result, the Company determined not to include the information specified in ASC 805-10-50-2(h) for these acquisitions. However, considering that growth is part of the Company’s business strategy, the Company provided selected information about the acquisitions as it became available – for example, details of the transaction terms, purchase price allocation and nature of goodwill.  If the Company completes acquisitions in the future, it will continue to adhere to the applicable disclosure requirements set forth in ASC 805, including providing pro forma disclosures, if material.

7. Regulatory matters

2.	Revise your disclosure to clarify which regulatory assets are included in your rate base. Further, please disclose the recovery period for those assets not earning a return. See ASC 980-340-50-1.

Response:

The Company describes the regulatory assets earning a return in the last sentence of note 7, “Regulatory matters”, of its 2021 consolidated financial statements, which disclosure states: “The Company generally earns carrying charges on the regulatory balances related to commodity cost adjustment, retroactive rate adjustments and rate review costs.” The remaining regulatory assets disclosed in the note do not earn a return. These assets are listed in the table appearing in Note 7 (i.e., fuel and commodity cost adjustments, rate adjustment mechanism and rate review costs).  The recovery period for the most significant asset line items in the table are disclosed individually in narrative disclosure below the table.

We believe we have given appropriate consideration to ASC 980-340-50-1 with regards to the regulatory assets that do not earn a return. To provide additional clarity, we will adjust our future note disclosures to specify that we generally do not earn a return on our regulatory assets except with respect to the specific assets mentioned. Set forth below is an example of such enhanced disclosure, using the Company’s 2021 consolidated financial statements (edits to previous disclosure are indicated by underline and strike-through):

Note 7. Regulatory Matters

[Table of Regulatory assets and liabilities from note 7]

As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination.  The Company generally does not earn~~s~~ a return ~~carrying charges~~ on the regulatory balances except for carrying charges on ~~related to~~ fuel and commodity cost adjustments (a), ~~retroactive~~ rate adjustment~~s~~ mechanism (d), clean energy and other customer programs (k) ~~and~~ rate review costs of some jurisdictions (l)~~.~~.

(a)	Fuel and commodity cost adjustments
The revenue from the utilities includes a component that is designed to recover the cost of electricity and natural gas through rates charged to customers.  To the extent actual costs of power or natural gas purchased differ from power or natural gas costs recoverable through current rates, that difference is deferred and recorded as a regulatory asset or liability on the consolidated balance sheets. These differences are reflected in adjustments to rates and recorded as an adjustment to cost of electricity and natural gas in future periods ranging from 6 to 12 months, subject to regulatory review.  Derivatives are often utilized to manage the price risk associated with natural gas purchasing activities in accordance with the expectations of state regulators.  The gains and losses associated with these derivatives (note 24(b)(i)) are recoverable through the commodity costs adjustment.

In February 2021, the Company’s operations were impacted by extreme winter storm conditions experienced in Texas and parts of the central U.S. (“Midwest Extreme Weather Event”). As a result of the Midwest Extreme Weather Event, the Company incurred incremental commodity costs during the period of record high pricing and elevated consumption. The Company has commodity cost mechanisms that allow for the recovery of prudently incurred expenses. The Company has made a filing with the Missouri regulator requesting approval to treat the incremental fuel costs incurred in the same manner as normal pass-through fuel costs and proposing to extend the recovery period to mitigate the impact on customer bills. In July 2021, Missouri House Bill 734 was signed into law, creating an option for utilities to finance the recovery of extraordinary weather event costs. In January 2022, the Company removed all costs related to the Midwest Extreme Winter Weather Event from its rate request and filed a Petition for Financing Order authorization of the issuance of securitized utility tariff bonds regarding 100% of the extraordinary costs incurred during the Midwest Extreme Winter Weather Event. A decision by the Regulator regarding the securitization request is required by August 22, 2022. Recovery of the regulatory asset is not yet approved.

(b)	Retired generating plant
On March 1, 2020, the Company’s 200 MW coal generation facility located in Asbury, Missouri, ceased operations. The Company transferred the remaining net book value of Asbury’s plant retired from plant in-service to a regulatory asset. The ultimate valuation of the regulatory asset will be determined in future commission orders. The Company is also assessing the decommissioning requirements associated with the retirement of the facility. Per commission orders in its jurisdictions, the Company is required to track the impact of Asbury’s retirement on operating and capital expenses in Missouri for consideration in the next rate case. The accrual for this estimated amount includes revenues collected related to Asbury that will be subject to review and possible refund to customers. In July 2021, Missouri House Bill 734 created an option for utilities to finance the recovery of costs related to the retirement of obsolescent generation infrastructure, including recovery of undepreciated ratebase balances and financing costs, through securitized utility tariff bonds. In January 2022, the Company removed all balances associated with Asbury from its rate request and expects to file a Petition for Financing Order to securitize these balances in March 2022. Recovery of the regulatory asset is not yet approved.

(c)	Pension and post-employment benefits
As part of certain business acquisitions, the regulators authorized a regulatory asset or liability being set up for the amounts of pension and post-employment benefits that have not yet been recognized in net periodic cost and were presented as AOCI prior to the acquisition. The balance is recovered through rates over the future service years of the employees at the time the regulatory asset was set up (an average of 10 years) or consistent with the treatment of OCI under ASC 712, Compensation Non-retirement Post-employment Benefits and ASC 715, Compensation Retirement Benefits before the transfer to regulatory asset occurred. The annual movements in AOCI for Empire Electric and Gas Systems’ and St. Lawrence Gas System’s pension and OPEB plans (note 10(a)) are also reclassified to regulatory accounts since it is probable the unfunded amount of these plans will be afforded rate recovery consistent with the treatment of OCI under ASC 712, Compensation Non-retirement Post-employment Benefits and ASC 715, Compensation Retirement Benefits.  Finally, the applicable Regulators have also approved tracking accounts for a number of the utilities. The amounts recorded in these accounts occur when actual expenses differ from those adopted and recovery or refunds are expected to occur in future periods ranging from three to five years.

(d)	Rate adjustment mechanism
Revenue for CalPeco Electric System, Park Water System, New England Gas System, Midstates Natural Gas system, EnergyNorth Natural Gas System, Granite State Electric System, Peach State Gas System and BELCO is subject to a revenue decoupling mechanism approved by their respective regulator, which allows revenue decoupling from sales. As a result, the difference between delivery revenue calculated based on metered consumption and approved delivery revenue is recorded as a regulatory asset or liability to reflect future recovery or refund, respectively, from customers over periods ranging from three to five years. In addition, retroactive rate adjustments for services rendered but to be collected over a period not exceeding 24 months are accrued upon approval of the final order. The difference between New Brunswick Gas’ regulated revenues and its regulated cost of service in past years is also recorded as a regulatory asset and is recovered on a straight-line basis over 26 years. The revenue from BELCO includes a component that is designed to recover budgeted capital and operating expenses for the current year. To the extent actual capital and operating expenditures are lower than the budgeted amounts, 80% of the shortfall is refundable to customers and is recorded as a regulatory liability.

(e)	Environmental remediation
Actual expenditures incurred for the clean-up of certain former gas manufacturing facilities (note 12(d)) are recovered through rates over a period of 7 years from the occurrence of a cash expenditure and are subject to an annual cap.

(f)	Income taxes
The income taxes regulatory assets and liabilities represent income taxes recoverable through future revenues required to fund flow-through deferred income tax liabilities over the life of the plants and amounts owed to customers for deferred taxes collected at a higher rate than the current statutory rates.

(g)	Deferred capitalized costs
Deferred capitalized costs reflect deferred construction costs and fuel-related costs of specific generating facilities of the Empire Electric System. These amounts are being recovered over the life of the plants. The amount also includes capitalized operating and maintenance costs of New Brunswick Gas, and these amounts are being recovered at a rate of 2.43% annually over 29 years.

In 2020, the Empire Electric System made an election under Missouri law to apply the plant-in-service accounting (“PISA”) regulatory mechanism, which permits the Empire Electric System to defer, on a Missouri jurisdictional basis, 85% of the depreciation expense and carrying costs at the applicable WACC on certain property, plant, and equipment placed in service after the election date and not included in base rates. The portions of regulatory asset balances that are not yet being recovered through rates shall include carrying costs at the WACC, plus applicable federal, state, and local income or excise taxes. Regulatory asset balances included in rate base shall be recovered in rates through a 20-year amortization beginning on the effective date of new rates. The Company recognizes the cost of debt on PISA deferrals as reduction of interest expense. The difference between the WACC and cost of debt will be recognized in revenue when recovery of such deferrals is reflected in customer rates.

(h)	Wildfire mitigation and vegetation management
The regulatory asset includes incremental wildfire liability insurance premium costs approved for tracking in the Company’s California operations as well as the difference between actual and adopted spending related to dead trees program, to prevent future forest fires and general vegetation management. The assets are recovered over two years.

(i)	Debt premium
Debt premium on acquired debt is recovered as a component of the weighted average cost of debt.

(j)	Asset retirement obligation
Asset retirement obligations are recorded for legally required removal costs of property, plant and equipment. The costs of retirement of assets as well as the on-going liability accretion and asset depreciation expense are expected to be recovered through rates once expenditures are made.

(k)	Clean energy and other customer programs
The regulatory asset for Clean Energy and customer programs includes initiatives related to solar rebate applications processed and resulting rebate-related costs. The amount also includes other energy efficiency programs. The assets are generally included in rate base and are recovered over periods of six to 10 years.

(l)	Rate review costs
The cost to file, prosecute and defend rate review applications is referred to as rate review costs. These costs are capitalized and amortized over the period of rate recovery granted by the Regulator ranging from two to five years.

(m)	Long-term maintenance contract
To the extent actual costs of long-term maintenance incurred for one of Empire Electric System’s power plants differ from the costs recoverable through current rates, that difference is ~~deferred and recorded as a regulatory asset or liability on the consolidated balance sheets~~generally included in rate base and recovered over five years.

(n)	Cost of removal
Rates charged to customers cover for costs that are expected to be incurred in the future to retire the utility plant. A regulatory liability tracks the amounts that have been collected from customers net of costs incurred to date.

~~As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination.  The Company generally earns carrying charges on the regulatory balances related to commodity cost adjustment, retroactive rate adjustments and rate review costs.~~
7. Regulatory matters

3.	Tell us how you concluded the Granite Bridge feasibility costs were probable of recovery as of December 31, 2021.

Response:

The Granite Bridge costs were not assessed as probable of recovery in the fourth quarter of 2021 and, as a result, were written off effective December 31, 2021.

Recovery of Granite Bridge feasibility costs, which were included in a supplemental filing in November 2020, were separately litigated in hearings in June 2021. An order denying recovery of litigated Granite Bridge costs was received in October 2021. In that order, the New Hampshire Public Utilities Commission denied recovery of the costs related to the Granite Bridge Project based on a legal interpretation of a New Hampshire statute that prohibits recovery of construction work in progress. The Company’s request for rehearing was denied on February 17, 2022. The Company appealed the decision to the New Hampshire Supreme Court.

During the fourth quarter of 2021, the Company retained appellate counsel to assist with the appeal process. The Company still believes that the costs of the Granite Bridge project were both prudently incurred and ultimately contributed to a net economic benefit for customers. The Company still intends to seek recovery of such costs.  However, upon further consultation and discussion with external legal counsel, the Company concluded that the likelihood of ultimately prevailing in this matter, while reasonable, was insufficient to meet the necessary criteria for continued recognition under ASC 980. The remaining balance of $3.4 million in regulatory asset was written off in the fourth quarter of 2021.

Please do not hesitate to contact the undersigned if you have any questions or require additional information.

Yours very truly,

Algonquin Power & Utilities Corp.

By:	/s/ Darren Myers
Name:	Darren Myers
Title:	Chief Financial Officer